Kathleen H Moriarty Partner	1270 Avenue of the Americas 30th Floor New York, New York 10020-1708 T 212.655.6000 D 212.655.2548 moriarty@chapman.com

November 7, 2018

VIA EDGAR

Edward D. Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Syntax ETF Trust (the “Registrant”) (File Nos. 333-215607; 811-23227)

Dear Ed:

As we have discussed earlier on the telephone, the Registrant confirms that the prior performance displayed on page 7 of its prospectus contained in Pre-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-1A filed with the Commission on October 23, 2018 is shown net of fees and expenses. The Registrant undertakes to revise the current description to make clear in its post-effective prospectus which will be filed shortly with the Commission under Rule 497 that the performance display is shown net of all fees and expenses.

If you have any further questions or wish to discuss this further, please do not hesitate to call me at 212-655-2548. We greatly appreciate your assistance in this matter.

Very truly yours, /s/ Kathleen H. Moriarty, Esq. Kathleen Moriarty